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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                              (Amendment No. ___)*

                          Tech Electro Industries, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   0008782401
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Robert E. Braun, Esq.
                     c/o Jeffer, Mangels, Butler & Marmaro,
                      2121 Avenue of the Stars, 10th Floor,
                  Los Angeles, California 90067 (310) 203-8080
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)



                                February 11, 1997
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following ______.

Check the  following if a fee is being paid with the statement X . (A fee is not
                                                              ----
required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                                SEC 1746 (12-91)

                                  SCHEDULE 13D

CUSIP No. 878-240-12-6                                        Page 2 of 6 Pages

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    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Sadasuke Gomi
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    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)
                                                                        (b)
--------------------------------------------------------------------------------
    3      SEC USE ONLY

--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*

                00 (See Response to Item 3)
--------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

                Japanese
--------------------------------------------------------------------------------
     NUMBER OF          7     SOLE VOTING POWER
SHARES BENEFICIALLY            385,000 Shares of Common Stock
      OWNED BY                 (see response to Item 5(a))
        EACH              ------------------------------------------------------
     REPORTING          8     SHARED VOTING POWER
       PERSON                   -0-
        WITH              ------------------------------------------------------
                        9     SOLE DISPOSITIVE POWER
                               385,000 Shares of Common Stock
                               (see response to Item 5(a))
                          ------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER
                                   -0-
--------------------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           385,000 Shares of Common Stock (see response to Item 5(a))

--------------------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
     13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            13.85%(see response to Item 5(a))

--------------------------------------------------------------------------------
    14     TYPE OF REPORTING PERSON*
               IN

--------------------------------------------------------------------------------
                  *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 878-240-12-6                                        Page 3 of 6 Pages


Item 1.           Security and Issuer.

                  Securities:
                  -----------

                  Common Stock, no par value ("Common Stock")

                  Options to acquire Common Stock ("Options")

                  Issuer:  Tech Electro Industries, Inc.
                                    4300 Wiley Post Road
                                    Dallas, TX 75244-2131

Item 2.           Identity and Background.

                  Information as to the Reporting Person
                  --------------------------------------

                  (a)      Name:            Sadasuke Gomi


                  (b)      Address:         2211 S.W. First Avenue #902
                             Portland, Oregon 97201

                  (c)      Occupation:      Investor

                  (d) The reporting person has not, during the last five years, been convicted in a criminal proceeding.

                  (e) The reporting person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.           Source and Amount of Funds or Other Consideration.

                  The shares reported herein are held beneficially by Fleet Security Investments Limited, a British Virgin Islands corporation of which the Reporting Person is Director. The Reporting Person used no personal funds for the purchase of any securities reported hereunder.

Item 4.           Purpose of Transaction.

                  The shares reported herein are held beneficially by Fleet Security Investments Limited, a British Virgin Islands corporation of which the Reporting Person is Director. To the Reporting Person's knowledge, all Common Stock and Options acquired hereunder are acquired for investment purposes only, subject to the investor's continuing review and analysis of the operations and future of the Issuer.

CUSIP No. 878-240-12-6                                        Page 4 of 6 Pages

Item 5.           Interest in Securities of Issuer.

                  a)   The  Reporting  Person   indirectly  holds  205,000
                       shares of Common Stock and options to acquire 180,000 shares of Common Stock. All such shares and options are owned beneficially by Fleet Security Investments Limited, of which the Reporting Person is Director. Based on public filings of the Issuer, the Reporting person believes this sum represents 13.85% of the Common Stock of the Issuer outstanding as of January 31, 1997.

                       In conformance with Section 13(d) under the Securities Exchange Act of 1934, as amended, and Rule 13d promulgated thereunder, the Reporting Person has reported all its ownership interest based on both shares of Common Stock directly or indirectly owned by the Reporting Person and shares of Common Stock underlying securities which are exercisable or convertible within 60 days of the date of this Schedule.

                 b) The Reporting Person has sole voting and investment power over the Common Stock and Options reported herein through his position as Director of Fleet Security Investments Limited.

                 c) All transactions in the securities of the Issuer during the past sixty days are reported in Exhibit A hereto.

                 d)    Not applicable.

                 e)    Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

                  Fleet Security Investments Limited has entered into a Subscription Agreement and an Option Agreement with the Issuer, each of which has been filed by the Issuer. Except for such agreements, no agreement, contract or understanding with respect to the securities of the Issuer.

Item 7.           Material to be Filed as Exhibits.

CUSIP No. 878-240-12-6                                        Page 5 of 6 Pages

                  Exhibit A -       Transactions in the shares of the Issuer
                                    within sixty days prior to filing
                                    Schedule 13D

CUSIP No. 878-240-12-6                                        Page 6 of 6 Pages


Signature

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



April 11, 1997             /s/ Sadasuke Gomi
--------------            ------------------
Date                           Sadasuke Gomi

                                    Exhibit A

                 Transactions in Shares of Issuer's Securities

                                      None